Exhibit 99.1

PRESS RELEASE	Stockholm, July 2, 2020

Exercise of over-allotment option and end of the stabilization period

Citigroup Global Markets Inc. (“Citigroup”), in its capacity as Joint Global Coordinator, notifies that the stabilization period relating to Calliditas Therapeutics AB (publ)’s (“Calliditas” or the “Company”) American Depositary Shares (“ADSs”), traded on The Nasdaq Global Select Market has ended and no further stabilization transactions will be effected. The over-allotment option is partially exercised by Citigroup and Jefferies LLC on behalf of the underwriters, which means that 706,676 new common shares, represented by 353,338 ADSs, will be issued by the Company.

As announced by the Company in connection with the initial public offering on The Nasdaq Global Select Market, by way of an issuance of new common shares in the form of ADSs, each representing two (2) underlying new common shares of Calliditas, (the “U.S. Offering”), and a concurrent private placement of common shares to certain qualified investors in Europe and certain other jurisdictions outside of the United States (together with the U.S. Offering, the “Global Offering”), Citigroup may, acting as Joint Global Coordinator and stabilization manager, carry out transactions aimed at supporting the market price of the ADSs at levels above those which might otherwise prevail in the market.

Stabilization transactions have been possible to undertake on The Nasdaq Global Select Market, in the over-the-counter market or otherwise, at any time during the period starting on the day of pricing of the ADSs on The Nasdaq Global Select Market, June 4, 2020, and ending no later than 30 calendar days thereafter. Citigroup has, however, not been obliged to undertake any stabilization and there was no assurance that stabilization would be undertaken. Undertaken stabilization has been possible to discontinue at any time without prior notice. In no event has transactions been effected at a price higher than the price in the U.S. Offering, i.e. USD 19.50. No stabilization measures have taken or will take place on Nasdaq Stockholm.

The board of directors of the Company has granted Citigroup, Jefferies LLC and Stifel, Nicolaus & Company, Inc. (together the “Book Running Managers”) an over-allotment option, which may be utilized in whole or in part for 30 days from the day of pricing of the ADSs on The Nasdaq Global Select Market, to issue up to 692,306 ADSs, representing 1,384,612 underlying common shares, corresponding to up to 15 percent of the total number of common shares in the Global Offering, at a price corresponding to the price in the U.S. Offering, to cover any over-allotment in connection with the Global Offering (the “Over-allotment option”). The Book Running Managers now notify that the Over-allotment option with respect to 353,338 ADSs, representing 706,676 common shares has been exercised. The Company will thereby be provided with additional gross proceeds of approximately USD 6,890,000, which means that the Company has been provided with in total approximately USD 96,890,000, corresponding to approximately SEK 902,666,000, in gross proceeds as a result of the Global Offering and the Over-allotment option. Immediately following registration of the new common shares issued pursuant to the Over-allotment option, the number of common shares and votes in the Company will amount to 49,161,584 and the number of issued ADSs will amount to 4,506,723.

Citigroup has, in its capacity as stabilization manager, on June 12 and June 24, 2020 notified in accordance with article 5(4) in the Market Abuse Regulation 596/2014 that stabilization measures have been undertaken, in accordance with Reg M, Rule 104 of the U.S. Securities Act of 1933, as amended, on The Nasdaq Global Select Market as specified below. No stabilization measures have been undertaken since June 24, 2020. The contact person at Citigroup is Dean Poniros (tel: +1 212 723 6137, e-mail: dean.poniros@citi.com).

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Stabilization information:
Issuer:	Calliditas Therapeutics AB (publ)
Securities:	American Depositary Shares (ISIN: US13124Q1067)
Offering size:	692,306 ADSs, representing 1,384,612 underlying common shares
Offer price:	USD 19.50
Ticker:	CALT
Stabilization manager:	Citigroup Global Markets Inc.

The stabilization period regarding the Global Offering has now ended and no further stabilization transactions will be effected. Specified below is a summary of the stabilization transactions which have been effected during the stabilization period in accordance with the press releases of June 12 and June 24, 2020, respectively. All transactions during the stabilization period have been effected on The Nasdaq Global Select Market and no stabilization transactions have been effected on other dates than those specified below.

Stabilization transactions:
Date	Quantity, ADS	Price (highest)	Price (lowest)	Price (volume weighted average)	Currency	Trading venue
2020-06-05	296,174	19.50	19.50	19.50	USD	The Nasdaq Global Select Market
2020-06-11	30,221	19.50	19.40	19.4827	USD	The Nasdaq Global Select Market
2020-06-12	2,319	19.40	19.40	19.40	USD	The Nasdaq Global Select Market
2020-06-15	75	19.25	19.25	19.25	USD	The Nasdaq Global Select Market
2020-06-16	600	19.25	19.25	19.25	USD	The Nasdaq Global Select Market
2020-06-18	4,666	19.15	19.15	19.15	USD	The Nasdaq Global Select Market
2020-06-19	4,913	19.00	19.00	19.00	USD	The Nasdaq Global Select Market

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For further information, please contact:

Renée Aguiar-Lucander, CEO at Calliditas

E-mail: renee.lucander@calliditas.com

Telephone: +46 722 52 10 06

Mikael Widell, Head of Communications at Calliditas

E-mail: mikael.widell@calliditas.com

Telephone: +46 703 11 99 60

www.calliditas.se/en/

This information is information that Calliditas is obliged to make public pursuant to the EU Market Abuse Regulation 596/2014. The information was submitted for publication, through the agency of the contact person set out below, at 8.45 am CEST on July 2, 2020.

About Calliditas

Calliditas Therapeutics AB is a specialty pharmaceutical company based in Stockholm, Sweden. It is focused on developing high quality pharmaceutical products for patients with a significant unmet medical need in niche indications, in which Calliditas can partially or completely participate in the commercialization efforts. Calliditas is focused on the development and commercialization of the product candidate Nefecon, a unique two step formulation optimized to combine a time lag effect with a concentrated release of the active substance budesonide, within a designated target area. This patented, locally acting formulation is intended for treatment of patients with the inflammatory renal disease IgA nephropathy (IgAN). Calliditas is running a global Phase 3 study within IgAN and aims to commercialize Nefecon in the United States. Calliditas is listed on Nasdaq Stockholm (ticker: CALTX) and The Nasdaq Global Select Market (ticker: CALT).

Important information

This announcement does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

No announcements or information regarding the initial public offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. No steps have been taken, or will be taken, for the offering of Shares or ADSs in any jurisdiction where such steps would be required. The issue or sale of shares or ADSs, and the subscription for or purchase of shares or ADSs are subject to special legal or statutory restrictions in certain jurisdictions. Calliditas is not liable if these restrictions are not complied with by any other person. This announcement is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. Calliditas has not authorized any offer to the public of shares or rights in any member state of the EEA and no prospectus has been or will be prepared in connection therewith. In any EEA member state, this communication is only addressed to and is only directed at qualified investors in that member state within the meaning of the Prospectus Regulation.

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In the United Kingdom, this document and any other materials in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

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